SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 19º e 20º andares
São Paulo, Estado de São Paulo
CEP 04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

State Registry (NIRE) 35300396090

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON JUNE 29, 2018, DRAWN UP AS A SUMMARY.

1.    Date, Time and Place: June 29, 2018, at 11 a.m., at the Company’s headquarters, at a Av. Brig. Faria Lima, 3400, 20º andar, in São Paulo, State of São Paulo.

2.      Call Notice: Notices published on May 29, 30 and 31, 2018 in the Official Gazette of the State of São Paulo, on pages 19, 43 and 39, respectively, and in the Folha de São Paulo newspaper of São Paulo - Regional Edition, on pages 5, B15 and B8, respectively, which shall be filed at the Company’s headquarters.

3.    Attendance: The Shareholders’ Meeting was attended by shareholders representing 87.87% of the voting capital, as evidenced by the Shareholders’ Attendance Book. The representative of Grant Thornton Auditores Independentes, Mr. Alcides Afonso Louro Neto, and the CEO of the Company, Mr. Marcelo Cunha Ribeiro also attended the meeting.

4.    Presiding Board: Appointed by the Chairman of the Company’s Board of Directors, Mr. Marcelo Cunha Ribeiro chaired the Meeting and invited Mrs. Claudia Maria Sarti to work as secretary.

5.    Agenda: (i) Assessing the Management’s accounts, examining, discussing and voting on the Financial Statements for the fiscal year ended on December 31, 2017, with the allocation of the respective net income pursuant to Article 189, Head Provision, Law 6.404/76; and (ii) Establishing the overall compensation of the Management for 2018.

6.    Resolutions: Pursuant to the voting guidance and statements filed at the Company’s headquarters and initialed by the presiding board, duly registered, the following resolutions were taken:

6.1.    Pursuant to CVM Instruction 481/09, as amended, the Chairman announced that a total of two hundred and thirty-nine (239) Remote Voting Forms were received, with the votes on the matters of this Annual Shareholders’ Meeting, included in the consolidated voting map, which was made available to the attending shareholders, and the Meeting waived its reading

6.2.    Authorizing to draw up these minutes as a summary and publishing them without the signatures of the attending shareholders, pursuant to the legal provisions, respectively, of Paragraphs 1 and 2 of Article 130 of Law 6.404/76 (“Brazilian Corporation Law”).

6.3.    Approving the waiver of the reading of the Financial Statements for the year ended on December 31, 2017, the Management’s Report and the Independent Auditors’ Report, given that the attending shareholders are already aware of their content.

6.4.    Approving, without exceptions, after examining and discussing the matter, by a majority of the attending shareholders, computing 921,873,230 votes in favor, 99,867 votes against and 290,791,808 abstentions (i) the Managements’ Accounts; (ii) the Financial Statements; and (iii) the Management’s Report for the fiscal year ended on December 31, 2017 (“Financial Statements”), as published on March 26, 2018, on the websites of CVM (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of investor relations of the Company (www.csn.com.br/ri/) and published on April 18, 2018 in the newspaper Folha de São Paulo - Regional Edition (pages 1 to 8) and in the Official Gazette of the State of São Paulo (pages 15 to 32).

6.4.1. It is hereby consigned that the votes against the approval of this matter of the agenda have no technical reasoning.

6.5.  The net income for the fiscal year ended December 31, 2017, totaling ten million, two hundred and seventy-two thousand, one hundred and twenty reais and eighty-two cents (R$10,272,120.82), will be fully paid use to offset the losses accumulated in prior years, with the respective amortization of the Accumulated Loss Account, pursuant to Article 30, Paragraph 1 of the Company’s Bylaws and Article 189, Head Provision, of Law 6.404/76.

6.6.    Approving, by majority of the attending shareholders, with 849,291,983 votes in favor, 75,720,277 votes against and 287,752,645 abstentions, the total annual compensation for the Management in the amount of up to R$80,000,000.00.

6.7.    Due to the formulation of the request dealt with in Article 161, Paragraph 2 of the Brazilian Corporation Law, by shareholders representing 11.15% of the voting capital, pursuant to CVM Instruction 324/00, approving the installation of the Company’s Fiscal Council, with 03 (three) sitting members and three (3) alternate members, with operations until the 2019 Annual Shareholders’ Meeting.

The shareholder CFL Participações S.A. (“CFL”) asked the presiding board to participate in a separate vote for the election of the Fiscal Council, as a minority shareholder. This request was not accepted by the presiding board given that the Company discloses in its Reference Form, according to the information received from the shareholders themselves, that CFL is part of the control block.

          Continuing, pursuant to Paragraph 4 of Article 161 of the Brazilian Corporation Law, the following candidates were elected by the minority shareholders: Geração Futuro L Par Fundo de Investimento em Ações, Hagop Guerekmezian, Hagop Guerekmezian Filho, Karoline Guerekmezian Velloso and Regina Nieto Motta Guerekmezian, Mrs. Susana Hanna Stiphan Jabra, Brazilian citizen, economist, divorced, identity card nr. 7.366.839-4 SSP/SP, individual taxpayer’s ID nr. 037.148.408-18, resident and domiciled in the city of São Paulo/SP, as sitting member, and Ian Peter Brandt Searby, Brazilian citizen, married, business manager, identity card nr. 57706372 SSP/SP, individual taxpayer’s ID nr. 514.918.858-15, resident and domiciled in the city of São Paulo/SP, as alternate member, with 131,495,630 votes to these candidates.

          The following individuals were elected by the controlling shareholders: (i) André Coji, Brazilian citizen, married, business manager, identity card nr. 8.782.472 and individual taxpayer’s ID nr. 051.271.338-30, resident and domiciled in the City of São Paulo/SP, as sitting member, and Beatriz Santos Martini , Brazilian citizen, single, production engineer, identity card nr. 6.714.484 SSP/SP, individual taxpayer’s ID nr. 007.749.248-02, resident and domiciled in the city of São Paulo/SP, as his alternate; and (ii) Tufi Daher Filho, Brazilian citizen, married, civil engineer, identity card nr. M-1.148.878 SSP/MG, individual taxpayer’s ID nr. 323.142.486-00, resident and domiciled in the city of São Paulo/SP, as sitting member, and Angélica Maria de Queiroz, Brazilian citizen, single, economist, individual taxpayer’s ID nr. 592.216.667-00 and identity card nr. 03778421-2 IFP-RJ, resident and domiciled in the city of São Paulo/SP, as his alternate, with 682,855,454 votes to these candidates.

Therefore, the Fiscal Council has Susana Hanna Stiphan Jabra, André Coji and Tufi Daher Filho, as sitting members, and Ian Peter Brandt Searby, Beatriz Santos Martini and Angélica Maria de Queiroz, , as their alternates, with a term of office up to the 2019 Annual Shareholders’ Meeting. The members of the Fiscal Council shall be invested on their positions after signing their investiture instrument drawn up in the due book and the clearance statement provided for in Article 162 of the Brazilian Corporations Law.

6.9.        Approving, by unanimous vote of the attending shareholders, with 818,705,357 votes in favor and 312,981,298 abstentions, the monthly compensation for each sitting member of the Fiscal Council as ten percent (10%) of the average of the compensation of the Executive Officers of the Company, not including the benefits, representation funds and profit sharing. In addition to the compensation set forth above, the members in the Fiscal Council shall be entitled to refunds of commutes and lodging required to carry out their work, as provided in Paragraph 3 of Article 162 of the Brazilian Corporations Law.

7.    Closure: There being no further matters to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was reopened, the minutes were read, agreed with and signed by the Chairman of the Presiding Board, by the Secretary and by all attending shareholders.

8.    Documents Filed: The following members were filed at the Company’s headquarters: Call Notice of the Annual Shareholders’ Meeting, the Management’s Report, the Financial Statements, the Independent Auditors’ Report, the Management’s Proposal, the Summarized and Consolidated Voting Maps, as well as the voting guidance and the voting statements received, numbered and authenticated by the Presiding Board.

9. Signatures: MARCELO CUNHA RIBEIRO – PRESIDENTE; CLAUDIA MARIA SARTI – SECRETÁRIA; ALCIDES AFONSO LOURO NETO – GRANT THORNTON AUDITORES INDEPENDENTES; Shareholders: VICUNHA TÊXTIL S.A.; VICUNHA AÇOS S.A.; RIO IACO PARTICIPAÇÕES S.A.; CFL PARTICIPAÇÕES S.A.; CAIXA BENEFICIENTE DOS EMPREGADOS DA COMPANHIA SIDERÚRGICA NACIONAL – CBS; CLUBE DE INVESTIMENTO GUIDARA; CLUBE DE INVESTIMENTO FIBRA; CLUBE DE INVESTIMENTOS KOKUREN; CSN INVEST FUNDO DE INVESTIMENTO EM ACOES; ELISABETH STEINBRUCH SCHWARZ; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; FORSTA AP-FONDEN; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MINEWORKERS PENSION SCHEME; MINISTRY OF STRATEGY AND FINANCE; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST; BEST INVESTMENT CORPORATION; JP MORGAN CHASE BANK (ADR); BOSTON PATRIOT CONGRESS ST LLC; STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN; GERACAO L.PAR FUNDO DE INVESTIMENTO EM ACOES; HAGOP GUEREKMEZIAN; HAGOP GUEREKMEZIAN FILHO; REGINA NIETO MOTTA GUEREKMEZIAN; KAROLINE GUEREKMEZIAN VELLOSO; KATHLEEN NIETO GUEREKMEZIAN; VIC DTVM S/A; VICTOR ADLER; DANIEL ADRIANO PAULINO; Remote Voting: ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; ADVANCED SERIES TR – AST BLACKROCK GL STRATEGIES PORTFOLIO; ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO; ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND; ALASKA PERMANENT FUND; ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND; AMERICAN HEART ASSOCIATION, INC.; AQUILA EMERGING MARKETS FUND; ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO; ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES; ARIZONA PSPRS TRUST; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I; ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I; ARROWSTREET (CANADA) GLOBAL WORLD FUND I; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA E FUND LIMITED; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ASCENSION ALPHA FUND, LLC; ASCENSION HEALTH MASTER PENSION TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BERESFORD FUNDS PUBLIC LIMITED COMPANY; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GLOBAL INDEX FUNDS; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BMO MSCI EMERGING MARKETS INDEX ETF; BNY MELLON TR DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK); BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CASEY FAMILY PROGRAM; CDN ACWI ALPHA TILTS FUND; CENTURYLINK, INC. DEFINED CONTRIBUTION PLAN MASTER TRUST; CF DV EMERGING MARKETS STOCK INDEX FUND; CHEVRON UK PENSION PLAN; CIBC EMERGING MARKETS INDEX FUND; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; CITY OF NEW YORK DEFERRED COMPENSATION PLAN; COLLEGE RETIREMENT EQUITIES FUND; COLONIAL FIRST STATE INVESTMENT FUND 50; COMMONWEALTH BANK GROUP SUPER; COMMONWEALTH SUPERANNUATION CORPORATION; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL; DEUTSCHE LATIN AMERICA EQUITY FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; EMERGING MARKETS ALPHA TILTS FUND B; EMERGING MARKETS EQUITY ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII; EUROPEAN CENTRAL BANK; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; FRANCISCAN ALLIANCE, INC.; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; FSS EMERGING MARKET EQUITY TRUST; FUTURE FUND BOARD OF GUARDIANS; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GLOBAL ALPHA TILTS FUND A; GLOBAL ALPHA TILTS FUND B; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E

FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; GOVERNMENT INSTITUTIONS PENSION FUND; GUGGENHEIM MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF; HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO; HIGHLAND COLLECTIVE INVESTMENT TRUST; HIGHLAND PUBLIC INFLATION HEDGES FUND; HOSKING GLOBAL FUND PLC; HOSKING PARTNERS COLLECTIVE INVESTMENT TRUST; HOSKING PARTNERS EQUITY FUND LLC; HOSKING PARTNERS GLOBAL EQUITY TRUST; HOSTPLUS POOLED SUPERANNUATION TRUST; IBM 401 (K) PLUS PLAN; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; INTERNATIONAL MONETARY FUND; INVESTERINGSFORENINGEN NYKREDIT INVEST ENGROS, GLOBAL DIVERS; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; IRISH LIFE ASSURANCE PLC; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRAZIL UCITS ETF USD (ACC); ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; ISHARES MSCI GLOBAL METALS AND MINING PRODUCERS ETF; ISHARES PUBLIC LIMITED COMPANY; ISHARES V PUBLIC LIMITED COMPANY; JANE STREET CAPITAL LLC; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; K INVESTMENTS SH LIMITED; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; KIEGER FUND I - KIEGER GLOBAL EQUITY FUND; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; LEGAL GENERAL ICAV; LEGAL GENERAL INTERNATIONAL INDEX TRUST; LEGAL & GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; MANAGED PENSION FUNDS LIMITED; MARYLAND STATE RETIREMENT AND PENSION SYSTEM; MERCER QIF FUND PLC; MM SELECT EQUITY ASSET FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EIF – LENDING; NTGI-QM COMMON DAILY

EMERGING MARKETS EQUITY I F- NON L; OLD WESTBURY LARGE CAP STRATEGIES FUND; ONTARIO TEACHERS PENSION PLAN BOARD; OPPENHEIMER EMERGING MARKETS REVENUE ETF; OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB, G A VII; PEOPLE S BANK OF CHINA; PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; POWERSHARES PUREBETA FTSE EMERGING MARKETS PORTFOLIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; RETAIL EMPLOYEES S PTY. LIMITED; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; SPARTA FUNDO DE INVESTIMENTO EM ACOES; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; SPDR SP EMERGING MARKETS FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; SSGA SPDR ETFS EUROPE I PLC; ST STR RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON TR FD; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; STANLIB FUNDS LIMITED; STATE OF ALASKA DEPARTMENT OF ADMINISTRATION; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE ST B AND T C INV F F T E RETIR PLANS; STATE STREET C S JERSEY L T O T COSM I F; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; STATE STREET IRELAND UNIT TRUST; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU; STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK N.V; STICHTING PGGM DEPOSITARY; STICHTING PHILIPS PENSIOENFONDS; SUNSUPER SUPERANNUATION FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE BOARD OF THE PENSION PROTECTION FUND; THE BOARD OF.A.C.E.R.S.LOS ANGELES, CALIFORNIA; THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY; THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; THE HARTFORD GLOBAL REAL ASSET FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE TEXAS EDUCATION AGENCY; THE TIFF

KEYSTONE FUND, L.P.; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; TIFF MULTI-ASSET FUND; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; UTAH STATE RETIREMENT SYSTEMS; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; VFMC INTERNATIONAL EQUITY TRUST 1; VFMC INTERNATIONAL EQUITY TRUST 2; VICTORIAN FUNDS MAN C A T F V E M T; VIRTUS GLOVISTA EMERGING MARKETS ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WELLINGTON DIVERSIFIED INFLATION HEDGES FUND; WELLINGTON TRUST COMPANY N.A.; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; WHEELS COMMON INVESTMENT FUND; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; WM POOL - EQUITIES TRUST NO. 72; WM POOL - GLOBAL EQUITIESTRUST N 6.

I certify that this is a free English translation of the original minutes drawn up in the Company’s own book.

São Paulo, June 29, 2018.

_________________________________________________

Claudia Maria Sarti

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 5, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.